October 9, 2024

VIA EDGAR

Division of Corporation Finance
Office of Trade & Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Blaise Rhodes
Rufus Decker

Re:    Life Time Group Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
Form 10-Q for Fiscal Quarter Ended June 30, 2024
Item 2.02 Form 8-K dated February 28, 2024
File No. 001-40887
Dear Messrs. Rhodes and Decker:
On behalf of Life Time Group Holdings, Inc., a Delaware corporation (the “Company”), we are transmitting this letter setting forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated October 1, 2024 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”), the Company’s Form 10-Q for the quarterly period ended June 30, 2024 (the “Form 10-Q”) and Item 2.02 of the Company’s Form 8-K dated February 28, 2024 (the “Form 8-K”).
The bold and numbered paragraphs below set forth the comments of the Staff from the Comment Letter together with the Company’s response.
Form 10-Q for Fiscal Quarter Ended June 30, 2024
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measurements and Key Performance Indicators, page 18
1.    Please disclose and quantify for each period presented the various types of amounts included in the other reconciling line item to arrive at adjusted net income. Also, tell us and disclose if (gain) loss on disposal of property and equipment is included in this line item. If not, tell us why. This comment also applies to your other filings and earnings releases.

Response: In response to the Staff’s comment, in future filings we will include a footnote to the “Other” reconciling line item to arrive at adjusted net income with disclosure and quantification of any material components of such line item. For example, we have presented below an updated adjusted net income reconciliation for all periods included in our Form 10-Q for the quarterly period ended June 30, 2024. This updated presentation includes a footnote with disclosure and quantification of the material components included in the “Other” reconciling line item to arrive at adjusted net income. As reflected in the footnote, the other reconciling line item does include (gain) loss on disposal of property.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
($ in thousands)	2024	2023	2024	2023
Net income	$52,805	$17,004	$77,722	$44,464
Share-based compensation expense (a)	11,071	16,549	18,698	22,171
(Gain) loss on sale-leaseback transactions (b)	(7,558)	7,491	(7,522)	759
Other (c)	(3,974)	1,251	(3,796)	(3,261)
Taxes (d)	96	(4,330)	(1,726)	(4,285)
Adjusted net income	$52,440	$37,965	$83,376	$59,848

(a)    Share-based compensation expense recognized during the three and six months ended June 30, 2024 was associated with stock options, restricted stock units, performance stock units, our employee stock purchase plan (“ESPP”) that launched on December 1, 2022, and liability-classified awards related to our 2024 short-term incentive plan. Share-based compensation expense recognized during the three and six months ended June 30, 2023 was associated with stock options, restricted stock units, our ESPP and liability-classified awards related to our 2023 short-term incentive plan.
(b)    We adjust for the impact of gains and losses on the sale-leaseback of our properties as they do not reflect costs associated with our ongoing operations. For details on the gain on sale-leaseback transactions that we recognized during the six months ended June 30, 2024, see Note 6, Leases, to our condensed consolidated financial statements in this report.
(c)    Includes (i) gain on sales of land of $(4.3) million for the three and six months ended June 30, 2024, (ii) legal-related expenses in pursuit of our claim against Zurich of $0.4 million and $0.2 million for the three months ended June 30, 2024 and 2023, respectively, and $0.5 million and $0.6 million for the six months ended June 30, 2024 and 2023, respectively, and (iii) a subsidy (credit) for our Canadian operations in connection with COVID-19 of $(0.3) million for the three and six months ended June

30, 2023. For 2023, also includes $(0.1) million and $(4.9) million of gain on sales of the Company’s triathlons and certain other assets for the three and six months ended June 30, 2023, respectively, and asset impairment charges of $1.3 million for the three and six months ended June 30, 2023, respectively.
(d)    Represents the estimated tax effect of the total adjustments made to arrive at Adjusted net income using the effective income tax rates for the respective periods.

Item 2.02 Form 8-K dated February 28, 2024

Exhibit 99.1, page 1

2.    When you discuss percentage increases in a non-GAAP measure (e.g., adjusted EBITDA in your headline earnings), please discuss percentage increases in the comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of our Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
Response: In future filings when we discuss percentage increases in a non-GAAP measure, we will discuss percentage increases in the comparable GAAP measure with equal or greater prominence.

We hope that the foregoing has been responsive to the Staff’s comments. In connection with our response to the Comment Letter, the Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of our disclosures in the filings.
Please do not hesitate to contact our internal counsel, Stuart McFarland, or me at 952-947-0000 with any questions or further comments you may have or if you wish to discuss the above.

Sincerely,

/s/ Erik Weaver

Erik Weaver
Executive Vice President & Chief Financial Officer

cc: (via e-mail)

Bahram Akradi, Chief Executive Officer, Life Time Group Holdings, Inc.
Erik Lindseth, General Counsel, Life Time Group Holdings, Inc.